



02023467

TATES
IANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER

8- 50580

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___JANUARY 1, 2001___ AND ENDING ___DECEMBER 31, 2001___
                                          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

OAKBROOK FINANCIAL GROUP, INC.

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2100 CLEARWATER DRIVE
                          (No. and Street)

RECD S.E.C.

OAK BROOK   ILLINOIS   JUL 1 9 2002   60523
     (City)   (State)   (Zip Code)
                                                       658

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

KENNETH E. MASICK   (630) 545-4520
                                                  (Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HEINOLD-BANWART, LTD.
            (Name — if individual, state last, first, middle name)

2400 N. MAIN STREET   EAST PEORIA   ILLINOIS   61611
  (Address)   (City)   (State)   Zip Code

CHECK ONE:
  ☒ Certified Public Accountant
  ☐ Public Accountant
  ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91)   Potential persons who are to respond to the collection of information
                   contained in this form are not required to respond unless the form displays
                   a currently valid OMB control number.

OATH OR AFFIRMATION

I, _____KENNETH E. MASICK_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____OAKBROOK FINANCIAL GROUP, INC._____, as of _____DECEMBER 31,_____, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer xxxxxxxxxxxxxs:

_____

_____

_____

Kenneth E. Masick
Signature

TREASURER
Title

Gail F. Joyce
Notary Public

"OFFICIAL SEAL
Gail F. Joyce
Notary Public, State of Illinois
My Commission Expires 1/08/04

Gail
Notary Public,
My Commission 08/04

This report** contains (check all applicable boxes):
- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

OAKBROOK FINANCIAL GROUP, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2001 AND 2000

TABLE OF CONTENTS

	Page Number
INDEPENDENT AUDITORS' REPORT	1
FINANCIAL STATEMENTS	
Statements of Financial Condition	2
Statements of Operations	3
Statements of Stockholders' Equity	4
Statements of Cash Flows	5
Notes to Financial Statements	6
SUPPLEMENTARY INFORMATION	
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission	8
INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL	9



H E I N O L D - B A N W A R T , L T D .
Certified Public Accountants

Riverfront Office Center   2400 N. Main Street   East Peoria, IL 61611-1795   Tel 309.694.4251   Fax 309.694.4202

INDEPENDENT AUDITORS' REPORT

To the Stockholders
Oakbrook Financial Group, Inc.
Oak Brook, Illinois

We have audited the accompanying statements of financial condition of **Oakbrook Financial Group, Inc.** (the Company) as of December 31, 2001 and 2000, and the related statements of operations, stockholders' equity and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Oakbrook Financial Group, Inc. at December 31, 2001 and 2000, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Heinold-Banwart, Ltd.

February 8, 2002

1

OAKBROOK FINANCIAL GROUP, INC.
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2001 AND 2000

ASSETS	2001	2000
Cash	$ 92,105	$ 178,280
Deposits with clearing organization	29,537	28,512
Receivables from clearing organizations	19,672	16,779
Other receivables	2,105	1,481
Prepaid expenses	22,915	12,944
Property and equipment	15,880	10,907
	$ 182,214	$ 248,903

LIABILITIES AND STOCKHOLDERS' EQUITY

	2001	2000
Accounts payable		
Related party - commissions	$ 24,301	$ 20,178
Related party - other	32,387	54,325
Other	6,620	2,606
	63,308	77,109

Stockholders' equity

	2001	2000
Common stock - no par value, 100,000 shares authorized, 14,400 and 142 shares issued and outstanding, respectively	156,000	151,000
Additional paid-in capital	202,473	202,473
Retained earnings (deficit)	(239,567)	(181,679)
	118,906	171,794
	$ 182,214	$ 248,903

See accompanying notes.

OAKBROOK FINANCIAL GROUP, INC.
STATEMENTS OF OPERATIONS
YEARS ENDED DECEMBER 31, 2001 AND 2000

	2001	2000
REVENUES		
Commission and fee income	$ 882,024	$ 915,195
Other income	35,333	53,662
	917,357	968,857
EXPENSES		
Commissions	515,406	522,607
Clearing charges	160,249	215,389
Other expenses	299,590	224,075
	975,245	962,071
NET INCOME (LOSS)	$ (57,888)	$ 6,786

See accompanying notes.

OAKBROOK FINANCIAL GROUP, INC.
STATEMENTS OF STOCKHOLDERS' EQUITY
YEARS ENDED DECEMBER 31, 2001 AND 2000

	Common Stock Shares	Stock Amount	Additional Paid-In Capital	Retained Earnings (Deficit)	Total Stockholders' Equity
Balances, December 31, 1999	120	$ 96,000	$ 202,473	$ (188,465)	$ 110,008
Common stock issued	22	55,000			55,000
Net income				6,786	6,786
Balances, December 31, 2000	142	151,000	202,473	(181,679)	171,794
Stock split	14,058				
Common stock issued	200	5,000			5,000
Net loss				(57,888)	(57,888)
Balances, December 31, 2001	14,400	$ 156,000	$ 202,473	$ (239,567)	$ 118,906

See accompanying notes.

OAKBROOK FINANCIAL GROUP, INC.
STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2001 AND 2000

	2001	2000
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	$ (57,888)	$ 6,786
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities		
Depreciation	7,216	6,896
Interest income added to clearing deposit	(1,025)	(1,556)
(Increase) decrease in operating assets		
Accounts receivable	(3,517)	2,082
Prepaid expenses	(9,971)	(6,182)
Increase (decrease) in operating liabilities		
Accounts payable	(13,801)	(3,358)
Net cash provided by (used in) operating activities	(78,986)	4,668
CASH FLOWS FROM INVESTING ACTIVITIES		
Acquisitions of property and equipment	(12,189)	(4,840)
CASH FLOWS FROM FINANCING ACTIVITIES		
Common stock proceeds	5,000	55,000
INCREASE (DECREASE) IN CASH	(86,175)	54,828
CASH - BEGINNING OF YEAR	178,280	123,452
CASH - END OF YEAR	$ 92,105	$ 178,280

See accompanying notes.

5

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

The Company is a referring broker-dealer in securities registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers. As a referring broker-dealer, the Company executes securities transactions but does not carry securities accounts for customers or perform custodial functions related to customer accounts. The Company was incorporated in 1997 and obtained its license and commenced operations in 1998.

Commissions

Commission revenues and expenses and related clearing charges are recorded on a trade-date basis.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers money market funds to be cash equivalents. Cash and cash equivalents at December 31, 2001 and 2000 include $78,166 and $35,058, respectively, of money market funds which are not covered by depository insurance.

Property and Equipment

Property and equipment, consisting of furniture and computer software, are carried at cost, less accumulated depreciation of $23,032 and $15,816 at December 31, 2001 and 2000, respectively. Depreciation is computed by the straight-line and accelerated methods over useful lives of three to seven years. Depreciation expense for the years ended December 31, 2001 and 2000 was $7,216 and $6,896, respectively.

Income Taxes

The shareholders have elected for the Company to be taxed as an "S" Corporation for federal and state income tax purposes. Under this election, the Company will not pay corporate income taxes on its taxable income. Instead, the stockholders will report their share of the corporate income or loss on their personal tax returns.

NOTE 2. CAPITAL STOCK

The Company affected a stock split in 2001 and issued 100 new shares for each of the shares previously issued.

The Company has issued an option for the purchase of 200 shares for $5,000. The option expires in 2005.

NOTE 3. DEPOSITS WITH CLEARING ORGANIZATION

The Company has a deposit in a money market account with a clearing organization of $29,537 and $28,512 at December 31, 2001 and 2000, respectively. This deposit cannot be withdrawn while the Company remains licensed as a broker-dealer in securities.

NOTE 4. RELATED PARTY TRANSACTIONS

The Company is related to Wolf & Company, L.L.P. (Wolf), Bauer-Wolf Investment Services, L.L.C. (Bauer), and Wolf Capital, L.L.C. (Capital) by common ownership. Substantially all of the Company's revenues relate to securities transactions generated by Bauer. Wolf has advanced the Company funds, pays certain expenses on behalf of the Company, and charges the Company rent for the use of office space and equipment and the performance of administrative functions. There is no formal rent agreement; rent is currently being paid at $3,500 per month.

Included in other income for 2001 is $30,450 received from Wolf and Capital for consulting and training services.

Expenses paid to Wolf were:

	2001	2000
Rent	$ 34,800	$ 31,200
Salary reimbursement	109,750	78,000
	$144,550	$109,200

NOTE 5. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2001, the Company had net capital of $76,441, which was $26,441 in excess of its required net capital of $50,000. The net capital of $76,441 is equal to the net capital the Company reported in its Focus Report.

SUPPLEMENTARY INFORMATION

NET CAPITAL	$ 118,906
NON-ALLOWABLE ASSETS	
Non-allowable receivables	2,105
Prepaid expenses	22,915
Property and equipment	15,880
	40,900
NET CAPITAL BEFORE HAIRCUTS ON SECURITY POSITIONS	78,006
HAIRCUTS ON SECURITY POSITIONS	
Money market accounts	1,565
	$ 76,441
MINIMUM NET CAPITAL REQUIRED	$ 50,000
EXCESS NET CAPITAL	$ 26,441

HEINOLD-BANWART, LTD.
Certified Public Accountants



Riverfront Office Center   2400 N. Main Street   East Peoria, IL 61611-1795   Tel 309.694.4251   Fax 309.694.4202

INDEPENDENT AUDITORS' REPORT
ON INTERNAL CONTROL

To the Stockholders
Oakbrook Financial Group, Inc.
Oak Brook, Illinois

In planning and performing our audit of the financial statements and supplemental schedules of Oakbrook Financial Group, Inc. (the Company) for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures, that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons.
2. Recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

9

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Heimold - Bammart, Ltd.

February 8, 2002